DD 7/3/13

[redacted]

13014349

SECUF ... ION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45185

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/12 (MM/DD/YY) AND ENDING 04/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Centaurus Financial, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2300 E. Katella Avenue, Suite 200
(No. and Street)

Anaheim, (City) California (State) 92806 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Westley King, President (714) 456-1790
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LaVine & Associates CPAs, Inc.
(Name – *if individual, state last, first, middle name*)

26691 Plaza Drive, Suite 222 Mission Viejo, CA 92691
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 7/23/13

OATH OR AFFIRMATION

I, Westley King, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Centaurus Financial, Inc., as of April 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

Westley King, President

Title

Notary Public

RENEE ROSE WHITE
Commission # 1882257
Notary Public - California
Orange County
My Comm. Expires Mar 11, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CENTAURUS FINANCIAL, INC.

FINANCIAL STATEMENTS

APRIL 30, 2013 and 2012

LaVine & Associates
Certified Public Accountants, Inc.

CENTAURUS FINANCIAL, INC.

FINANCIAL STATEMENTS

APRIL 30, 2013 and 2012

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

ANNUAL AUDIT REPORT

APRIL 30, 2013

<u>CENTAURUS FINANCIAL, INC.</u>

2300 E. Katella Ave, Suite 200
Anaheim, California 92806

Mr. Westley King
CENTAURUS FINANCIAL, INC.
2300 E. Katella Ave, Suite 200
Anaheim, California 92806

CENTAURUS FINANCIAL, INC.
TABLE OF CONTENTS
APRIL 30, 2013 AND 2012

PAGE

LaVine
& Associates
Certified Public Accountants, Inc.

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Centaurus Financial, Inc.
Anaheim, California

Report on the Financial Statements

We have audited the accompanying statements of financial condition of Centaurus Financial, Inc. (the Company) as of April 30, 2013 and 2012, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

26691 Plaza Drive, Suite 222 • Mission Viejo, California 92691-6348 • Tel (949) 367-1935 • Fax (949) 367-1936
www.lavine-cpas.com

Opinion ·

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Centaurus Financial, Inc. as of April 30, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

LaVine & Associates CPAs, Inc.

Mission Viejo, California
June 27, 2013

CENTAURUS FINANCIAL, INC.
BALANCE SHEETS
APRIL 30, 2013 AND 2012

ASSETS

	2013	2012
ASSETS		
Cash	$ 15,359,865	$ 12,396,979
Accounts receivable - Note 1	2,821,559	2,855,813
Prepaid expenses and other assets	3,867,249	3,291,733
Due from affiliates	686,442	382,640
Fixed Assets - at cost - net of accumulated depreciation of $617,773 and $536,233 in 2013 and 2012 - Notes 1, 4 and 5	853,013	170,934
TOTAL ASSETS	$ 23,588,128	$ 19,098,099

LIABILITIES AND STOCKHOLDERS' EQUITY

	2013	2012
LIABILITIES		
Commissions payable	$ 5,002,756	$ 5,458,806
Accounts payable and other liabilities	7,001,573	5,146,486
Income taxes payable	794,937	318,516
Note payable - bank - Note 5	608,248	-
TOTAL LIABILITIES	13,407,514	10,923,808
COMMITMENTS AND CONTINGENCIES - Note 7		
STOCKHOLDERS' EQUITY		
Capital Stock - 10,000,000 shares authorized, 137,313 shares issued and outstanding	544,861	544,861
Retained earnings	9,635,753	7,629,430
TOTAL STOCKHOLDERS' EQUITY	10,180,614	8,174,291
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 23,588,128	$ 19,098,099

The accompanying notes are an integral part of the financial statements.

CENTAURUS FINANCIAL, INC.
STATEMENTS OF OPERATIONS
For the Years Ended April 30, 2013 and 2012

	2013	2012
REVENUES		
Commission income	$ 97,566,983	$ 88,223,845
Interest	56,951	19,917
Other income	5,840,490	4,595,665
TOTAL REVENUES	103,464,424	92,839,427
EXPENSES		
Commission expense	87,648,158	79,588,060
Salaries	3,938,014	3,555,673
Depreciation	81,540	56,161
Other operating expenses	8,490,587	7,268,420
TOTAL EXPENSES	100,158,299	90,468,314
INCOME FROM OPERATIONS BEFORE PROVISION FOR INCOME TAXES	3,306,125	2,371,113
PROVISION FOR INCOME TAXES - Note 8		
Current	1,125,802	1,293,485
Deferred	(126,000)	(428,000)
TOTAL PROVISION FOR INCOME TAXES	999,802	865,485
NET INCOME	$ 2,306,323	$ 1,505,628

The accompanying notes are an integral part of the financial statements.

CENTAURUS FINANCIAL, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
For the Years Ended April 30, 2013 and 2012

	Common Stock	Retained Earnings	Total Stockholders' Equity
Balance - April 30, 2011	$ 544,861	$ 6,123,802	$ 6,668,663
Net Income	-	1,505,628	1,505,628
Dividends	-	-	-
Balance - April 30, 2012	$ 544,861	$ 7,629,430	$ 8,174,291
Net Income	-	2,306,323	2,306,323
Dividends	-	(300,000)	(300,000)
Balance - April 30, 2013	$ 544,861	$ 9,635,753	$ 10,180,614

The accompanying notes are an integral part of the financial statements.

CENTAURUS FINANCIAL, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED APRIL 30, 2013 AND 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 2,306,323	$ 1,505,628
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation	81,540	56,161
Changes in assets and liabilities:		
Decrease (Increase) in accounts receivable	34,254	(215,826)
Increase in prepaid expenses and other assets	(879,318)	(550,610)
Increase in accounts payable and other liabilities	1,855,087	1,032,495
(Decrease) Increase in commissions payable	(456,050)	780,030
Increase (Decrease) in income taxes payable	476,421	(258,887)
Net cash provided by operating activities	3,418,257	2,348,991
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets	(763,619)	(20,559)
Net cash consumed by investing activities	(763,619)	(20,559)
CASH FLOWS FROM FINANCING ACTIVITIES		
Note payable, bank	608,248	-
Payment of dividends	(300,000)	-
Net cash provided by financing activities	308,248	-
Net increase in cash	2,962,886	2,328,432
CASH BALANCE - beginning	12,396,979	10,068,547
CASH BALANCE - ending	$ 15,359,865	$ 12,396,979
Supplemental disclosure of cash flow information:		
Interest paid	$ 3,361	$ -
Income taxes paid	$ 1,353,529	$ 1,037,913

The accompanying notes are an integral part of the financial statements.

THE COMPANY

Centaurus Financial, Inc., "the Company", is a registered securities broker-dealer and is a subsidiary of Federation of Financial Services, Inc. The Company sells financial products, primarily mutual funds and insurance, through independent registered representatives. The Company is registered to do business throughout the United States.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies and practices of the Company are as follows:

Accounting method - the Company uses the accrual method of accounting for both financial statement reporting and income tax return preparation.

Recognition of sales and income - securities transactions are recorded on a settlement basis, generally the third business day following the transaction date.

Fixed assets - fixed assets are stated at cost. Repairs and maintenance expenditures which do not extend the useful life of the assets owned are expensed as incurred. Depreciation is computed using both straight-line and accelerated methods, based upon the estimated useful lives of the assets ranging from three to five years.

Income taxes – the Company and its subsidiaries are included in the consolidated federal and state return filed by the Parent. Federal and state income taxes are calculated as if the Company filed on a separate return basis. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the change in deferred tax liabilities or assets between years. The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Use of estimates - the preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2 - MARKETABLE SECURITIES

The Company has had from time to time marketable securities held at a brokerage firm which were classified as available for sale and were recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurements and Disclosures* (See Note 3).

NOTE 3 - FAIR VALUE MEASUREMENT

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

NOTE 4 - FIXED ASSETS

Fixed assets are stated at cost and as of April 30, 2013 and 2012 consist of the following:

	2013	2012
Real property	$ 688,200	$ -
Office furniture and fixtures	496,578	464,851
Office computers and equipment	271,414	227,722
Leasehold improvements	14,594	14,594
	1,470,786	707,167
Less accumulated depreciation	(617,773)	(536,233)
Net fixed assets	$ 853,013	$ 170,934

In August 2012, the Company acquired a facility in the Pacific Northwest to be utilized for meetings, seminars and training for its registered representatives and employees. As of April 30, 2013, the total capitalized amount related to this acquisition was $688,200. There is a corresponding note payable associated with this purchase (See Note 5).

Depreciation expense was $81,540 and $56,161 for the years ended April 30, 2013 and 2012, respectively.

NOTE 5 - NOTE PAYABLE - BANK

The Company obtained financing in connection with the purchase of a corporate office facility (See Note 4).

The terms of the note call for 35 payments of $2,786.06, at an interest rate of 3.5% per annum, and one final payment of $582,807, due on August 15th, 2015. As of April 30, 2013, the outstanding principal balance was $608,248. Interest expense in the amount of $3,361 has been paid in connection with this loan as of April 30, 2013.

NOTE 6 - NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule(Rule 15c3-1), which requires the maintenance of minimum net capital. At April 30, 2013 and 2012, the Company had net capital of $4,584,330 and $4,139,616, which was $3,690,491 and $3,411,362 in excess of its required net capital of $893,839 and $728,254, respectively.

NOTE 7 - COMMITMENTS AND CONTINGENCIES

In February 2013, the Company modified its current lease by adding additional office space to its current location and extending the lease to 2018. Rent expense was $401,600 and $375,254, respectively, for the years ended April 30, 2013 and 2012.

The following is a schedule of minimum lease payments for the next five years:

2014	$	390,582
2015		431,850
2016		450,952
2017		453,456
2018		489,488
Thereafter		203,944
	$	2,420,272

The Company is also subject to various claims and lawsuits which arose primarily in the ordinary course of business.

The Company intends to vigorously defend all actions and, based on its present understanding of the law and the facts, believes it has meritorious defenses to the alleged claims; however, the ultimate outcome of the lawsuits cannot presently be determined. As of April 30, 2013 and 2012, the Company has included in its financial statements an allowance for estimated losses.

NOTE 8 - PROVISION FOR INCOME TAXES

The Company is included in the consolidated federal and state income tax returns filed by its Parent. Federal and state taxes are calculated as if the Company filed separate income tax returns. The current and deferred portions of the income tax expense (benefit) included in the statement of operations as determined in accordance with FASB ASC 740 for the years ended April 30, 2013 and 2012 are as follows:

NOTE 8 - PROVISION FOR INCOME TAXES, cont.

	Current	Deferred	Total
2013			
Federal	$ 894,371	$ (98,000)	$ 796,371
State	231,431	(28,000)	203,431
	$ 1,125,802	$ (126,000)	$ 999,802
2012			
Federal	$ 1,048,237	$ (331,000)	$ 717,237
State	245,248	(97,000)	148,248
	$ 1,293,485	$ (428,000)	$ 865,485

The Company recognizes the accrual of any interest and penalties related to unrecognized tax benefits in income tax expense. No interest or penalties were recognized for the years ended April 30, 2013 and 2012. The Company does not have any tax positions at the end of the year for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within twelve months of the reporting date.

The Company is no longer subject to federal or state examinations by taxing authorities for the years before 2008. In May 2010, The California Franchise Tax Board commenced an examination of the Company's 2006 and 2007 returns and has issued a no change report in May 2011. During March 2012, FINRA commenced its biannual audit of the Company's books and records.

NOTE 9 - SIGNIFICANT GROUP CONCENTRATIONS

The Company has banking relations with financial institutions in which depository account balances exceed $250,000.

NOTE 10 - RELATED PARTY TRANSACTIONS

The Company entered into an agreement with Broker Design and Development, Inc. "BD&D", an affiliated corporation, which provides staffing resources, continuing education, and related support services to the Company. During the years ended April 30, 2013 and 2012, the Company paid BD&D $1,674,000 and $1,080,000 in connection with this agreement.

The Company also has an agreement with affiliate Hamilton Strategic Marketing, Inc., "Hamilton", which provides seminar, convention support and state registration services to the Company. For the years ended April 30, 2013 and 2012, the Company paid Hamilton $656,113 and $2,774,797 respectively in connection with this agreement.

NOTE 11 - RETIREMENT PLANS

The Company sponsors a 401(k) plan. Employer contributions were $74,927 and $57,621 for the years ended April 30, 2013 and 2012, respectively.

NOTE 12 - OFF-BALANCE SHEET RISK

Off-balance sheet financial instruments include futures, forward and foreign exchange contracts, exchange-traded and over-the-counter options, delayed deliveries, mortgage-backed TBAs, securities purchased and sold on a when issued basis (when-issued securities), and interest rate swaps. Derivative financial instruments may be used to meet the needs of customers, conduct trading activities, and manage market risks and are, therefore, subject to varying degrees of market and credit risk. Derivative transactions may be entered into for trading purposes or to economically hedge other positions or transactions. Futures and forward contracts and TBAs and when-issued securities provide for the delayed delivery of the underlying instrument.

As of April 30, 2013 and 2012, and for the years then ended, the Company had not entered into or was a party to off-balance sheet financial instruments in its normal course of business as referred to in the aforementioned paragraph.

NOTE 13 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events through June 25, 2013, the date which the financial statements were available to be issued. No events have occurred which would have a material effect on the financial statements of the Company as of that date.

CENTAURUS FINANCIAL, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
For the Years Ended April 30, 2013 and 2012

Schedule I

	2013	2012
COMPUTATION OF NET CAPITAL		
Total ownership equity:		
Stockholders' equity (from balance sheet)	$ 10,180,614	$ 8,174,291
Adjustments:		
Accounts receivable - non-allowable	(2,821,559)	(2,855,813)
Related commissions payable	2,539,403	2,570,323
Fixed assets - net	(853,013)	(170,934)
Prepaid expenses and other assets	(3,767,249)	(3,191,733)
Due from affiliates	(686,442)	(382,640)
Haircut on securities	(7,424)	(3,878)
Net Capital	$ 4,584,330	$ 4,139,616
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum dollar net capital requirement	$ 100,000	$ 100,000
Minimum net capital (6-2/3% of aggregate indebtedness)	$ 893,839	$ 728,254
Excess net capital	$ 3,690,491	$ 3,411,362
Excess net capital at 1,000% (net capital less 10% of aggregate indebtedness)	$ 3,243,579	$ 3,047,236
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total liabilities (from balance sheet)	$ 13,407,514	$ 10,923,808
Ratio of aggregate indebtedness to net capital	2.92	2.64

RECONCILIATION

The following is a reconciliation as of April 30, 2013 and 2012 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d)(4):

	2013	2012
Net Capital - Company's computation	$ 4,183,905	$ 5,244,073
Reconciling items:		
Legal Reserve accrual	(394,000)	(1,250,000)
Marketing revenue	1,335,007	538,766
Accrual of bonuses	(706,949)	(232,500)
Tax provision adjustment	428,676	233,968
Accounts payable accrual	(262,309)	(394,691)
Net Capital	$ 4,584,330	$ 4,139,616

Schedule II

The respondent claims an exemption under paragraph (k)(2)(ii) of SEC Rule 15c3-3.

CENTAURUS FINANCIAL, INC.
INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
For the Years Ended April 30, 2013 and 2012

Schedule III

The respondent claims an exemption under paragraph (k)(2)(ii) of SEC Rule 15c3-3.

LaVine
& Associates
Certified Public Accountants, Inc.

Independent Auditor's Report On Internal Control Structure Required By SEC Rule 17a-5

Board of Directors
Centaurus Financial, Inc.
Anaheim, California

In planning and performing our audit of the financial statements and supplemental schedules of Centaurus Financial, Inc. (the Company), as of and for the year ended April 30, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

26691 Plaza Drive, Suite 222 • Mission Viejo, California 92691-6348 • Tel (949) 367-1935 • Fax (949) 367-1936
www.lavine-cpas.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future period is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at April 30, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

La Vine & Associates CPAs, Inc.

Mission Viejo, California
June 27, 2013

CENTAURUS FINANCIAL, INC.

Independent Accountant's Report Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

April 30, 2013

LaVine & Associates
Certified Public Accountants, Inc.

CENTAURUS FINANCIAL, INC.

Independent Accountant's Report Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

April 30, 2013

LaVine
& Associates
Certified Public Accountants, Inc.

Independent Accountant's Report Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors
Centaurus Financial, Inc.
Anaheim, California

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) from May 1, 2012 through April 30, 2013, which were agreed to by Centaurus Financial, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC and solely to assist you and the other specified parties in evaluating Centaurus Financial, Inc. compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7).

Centaurus Financial, Inc. management is responsible for the Centaurus Financial, Inc. compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (General Ledger) noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended April 30, 2013, as applicable, with the amounts reported in Form SIPC-7 from May 1, 2012 through April 30, 2013, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 noting no differences; and

26691 Plaza Drive, Suite 222 • Mission Viejo, California 92691-6348 • Tel (949) 367-1935 • Fax (949) 367-1936
www.lavine-cpas.com

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

LaVine & Associates CPAs, Inc.

June 27, 2013
Mission Viejo, California

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended APRIL 30, 2013

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-045185 FINRA APR 1/21/1993
CENTAURUS FINANCIAL INC
2300 E KATELLA AVE STE 200
ATTN WESTLEY KING
ANAHEIM, CA 92806

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

SCOTT PETERS
(714) 456-1790

2. A. General Assessment (item 2e from page 2) $ 109,668

B. Less payment made with SIPC-6 filed (exclude interest) (47,942)

12-07-12
Date Paid

C. Less prior overpayment applied (-0-)

D. Assessment balance due or (overpayment) 61,726

E. Interest computed on late payment (see instruction E) for______days at 20% per annum -0-

F. Total assessment balance and interest due (or overpayment carried forward) $ 61,726

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 61,726

H. Overpayment carried forward $(-0-)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

CENTAURUS FINANCIAL INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

CONTROLLER
(Title)

Dated the 27TH day of JUNE, 2013.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 05-01, 2012 and ending 04-30, 2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 103,464,424
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	57,565,607
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	15,962
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	2,015,647
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	59,597,216
2d. SIPC Net Operating Revenues	$ 43,867,208
2e. General Assessment @ .0025	$ 109,668

(to page 1, line 2.A.)